Exhibit 5.2
June 15, 2009

Patton Boggs LLP (202) 457-6000
Board of Directors
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202
Board of Directors
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77057
Ladies and Gentlemen:
     You have requested our opinion as to the federal income tax consequences of the proposed acquisition of Petrosearch Energy Corporation, a Nevada corporation (“Petrosearch”), by Double Eagle Petroleum Co., a Maryland corporation (“Double Eagle”), pursuant to the Agreement and Plan of Merger by and among Double Eagle, DBLE Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Double Eagle (“Merger Sub”), and Petrosearch dated as of March 30, 2009 (the “Merger Agreement”). The acquisition by Double Eagle of Petrosearch is structured whereby Double Eagle formed Merger Sub that will merge with and into Petrosearch, with Petrosearch as the surviving institution and becoming a wholly owned subsidiary of Double Eagle (the “Merger”). All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.
     Our opinions are based on the STATEMENT OF FACTS and our examination of the Merger Agreement, the registration statement filed on Form S-4 with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), and such corporate records, certificates and other documents, as we have considered appropriate for this opinion. In rendering our opinion, we also have relied upon written representations and covenants by each of Double Eagle and Petrosearch included in their respective Certificates of Representations. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies; (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect; (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all

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obligations under those documents and to observe and perform the terms and conditions thereof; (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete; (v) the Merger will be completed in the manner contemplated by the Merger Agreement and the Registration Statement; and (vi) the Aggregate Stock Consideration issued in the Merger in exchange for the Company Capital Stock represents at least eighty-percent (80%) of the total consideration received by Petrosearch stockholders in the Merger.
In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Unless otherwise noted, Section references are to the Code as in effect at the date of this letter.
STATEMENT OF FACTS
The respective independent Special Committees of the Boards of Directors of Double Eagle and Petrosearch and the respective Boards of Directors of Double Eagle and Petrosearch, excluding Richard Dole, who recused himself from voting, have determined that it is in the best interests of their respective companies and their shareholders to merge Merger Sub with and into Petrosearch, with Petrosearch surviving, in exchange for Double Eagle issuing shares of Double Eagle common stock, par value $0.10 per share (“Double Eagle Common Stock”), and cash to Petrosearch stockholders pursuant to the Merger Agreement.
The Merger will be structured as follows:
1.	Merger Sub will merge with and into Petrosearch in accordance with the laws of the United States and the State of Nevada with the separate corporate existence of Merger Sub ceasing and Petrosearch surviving and becoming the wholly owned subsidiary of Double Eagle. The Merger will become effective upon filing the Articles of Merger with the Nevada Secretary of State in accordance with applicable Nevada law.

2.	At the Effective Time, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Company Capital Stock held as treasury shares and shares of Company Capital Stock already owned directly or indirectly by Double Eagle or Petrosearch or any of their respective subsidiaries (“Excluded Shares”)) will be cancelled and extinguished and be converted automatically into the right to receive that number of shares of Parent Common Stock equal to the Exchange Ratio, subject to adjustment as discussed in the paragraph below and as provided in the Merger Agreement.

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3.	If at the Effective Time, the Parent Closing Stock Price is below $4.75 per share, an aggregate cash payment (the “Aggregate Cash Consideration”), in addition to the Aggregate Stock Consideration, will be made to the holders of Company Capital Stock equal to: (x) $4.75 minus the greater of (i) the Parent Closing Stock Price or (ii) $4.00, multiplied by (y) the Aggregate Stock Consideration. In addition, in the event there is a Final Working Capital Shortfall for Petrosearch as of a date five business days prior to the Effective Time, the aggregate consideration shall be adjusted in an amount equal to the Final Working Capital Shortfall as follows: (i) first, as an offset to any Aggregate Cash Consideration; or (ii) if there is no Aggregate Cash Consideration or the Final Working Capital Shortfall is greater than the Aggregate Cash Consideration, then the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Parent Stock Price, shall be adjusted to equal: (x) $8,750,000 less the Final Working Capital Shortfall, divided by (y) $8,750,000, and multiplied by (z) the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Parent Stock Price.
The Merger Agreement does not require that at least 80% of the shares of Company Capital Stock be exchanged for Parent Common Stock or that at least a specified percentage of the value of the aggregate consideration at closing will consist of Parent Common Stock.
At the Effective Time, all shares of Company Capital Stock that are owned by Petrosearch as treasury stock and all shares of Company Capital Stock that are owned directly or indirectly by Double Eagle or Petrosearch or any of their respective Subsidiaries will be cancelled and will cease to exist and no stock of Double Eagle or other consideration will be delivered in exchange therefor. No certificate or scrip representing fractional shares of Parent Common Stock will be issued in the Merger. Each holder of Company Capital Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock will receive in lieu thereof cash in an amount determined by multiplying such fractional share of Parent Common Stock by the Parent Closing Stock Price.
Pursuant to the Merger Agreement, no Petrosearch stockholder shall have dissenter’s rights pursuant to the exemption set forth in Section 92A.390 of the Nevada Revised Statutes, and Petrosearch shall not take any action that would allow the stockholders of any Company Capital Stock to have dissenter’s rights in connection with the Merger. Further, all Company Warrants that are outstanding as of the Effective Time shall be assumed by Double Eagle (each such warrant, an “Assumed Warrant”), and each Assumed Warrant will continue to have, and be subject to, the same terms and conditions of such Assumed Warrant immediately prior to the Effective Time with such adjustments and limitations as set forth in the Merger Agreement.

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OPINION
Based on the terms of the Merger Agreement, our review of other records and documents, the representations provided in the Certificates of Representations, the facts described in the STATEMENT OF FACTS, and our review of such matters of law as we have deemed appropriate and, assuming (i) the Merger occurs in accordance with the Merger Agreement and (ii) at the Effective Time, the Aggregate Stock Consideration issued in the Merger in exchange for the Company Capital Stock represents at least eighty-percent (80%) of the total consideration received by Petrosearch stockholders in the Merger, we are of the opinion that:
1.	The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Petrosearch, Double Eagle and Merger Sub will each be “a party to a reorganization” within the meaning of Code Section 368(b).

2.	No gain or loss will be recognized by Double Eagle, Merger Sub, or Petrosearch as a result of the Merger.

3.	A Petrosearch stockholder who receives solely Parent Common Stock in exchange for all of such stockholder’s shares of Company Capital Stock pursuant to the Merger will not recognize gain or loss on the exchange (Code Section 354(a)(1)).

4.	A Petrosearch stockholder who receives both Parent Common Stock and cash consideration in exchange for all of his or her shares of Company Capital Stock generally will recognize gain, but not loss, with respect to each share of Company Capital Stock exchanged equal to the lesser of (i) the excess, if any, of (1) the fair market value of the Parent Common Stock received (including any fractional share of Parent Common Stock deemed to be received and exchanged for cash) for such share of Company Capital Stock and the amount of cash received (excluding any cash received in lieu of a fractional share of Parent Common Stock) in exchange for such share of Company Capital Stock over (2) the stockholder’s tax basis in such share of Company Capital Stock; and (ii) the cash received by such stockholder for such share of Company Capital Stock (Code Section 356(a)(1)). Because the terms of the exchange do not specify the specific shares that a Petrosearch stockholder exchanges for cash and the specific shares the Petrosearch stockholder exchanges for stock, a Petrosearch stockholder who receives cash and shares of Parent Common Stock will be treated as receiving for each share of Company Capital Stock a pro rata portion of the total shares of Parent Common Stock received by the stockholder (including fractional shares deemed received) and a pro rata portion of the total cash (other than for fractional shares) received by the stockholder (Treasury Regulations Section 1.356-2(b)). Gain will be long-term capital gain if the shares of Company Capital Stock with respect to which the gain is recognized were held as a capital asset at the Effective Time of the Merger for more than one year. If,

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however, any such Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of Double Eagle’s accumulated earnings and profits (Code Section 356(a)(2)). For purposes of determining whether a Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the Petrosearch stockholder will be treated as if it first exchanged all of its Company Capital Stock solely in exchange for Parent Common Stock and then Double Eagle immediately redeemed a portion of that stock for the cash the Petrosearch stockholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the Petrosearch stockholder if such receipt is, with respect to the Petrosearch stockholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

5.	A Petrosearch stockholder’s aggregate basis of all of the Parent Common Stock actually received pursuant to the Merger will be the same as his or her basis in Company Capital Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received, and the amount of cash, if any, treated as received (other than cash for fractional share interest), and increased by the amount treated as a dividend, if any, and the amount of gain, if any, recognized by such stockholder with respect to such share (Code Section 358(a)(1)). A Petrosearch stockholder who holds multiple blocks of Company Capital Stock may be permitted to allocate basis among specific shares of stock received and the holding periods of shares of stock received when the transferor exchanges shares with varying tax bases or holding periods (Treasury Regulations Section 1.358-2).

6.	A Petrosearch stockholder’s holding period in each share of Parent Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of Company Capital Stock surrendered in exchange for the share of Parent Common Stock, provided that the exchanged shares of Company Capital Stock were held by such stockholder as a capital asset at the Effective Time of the Merger (Code Section 1223(1)).

7.	No fractional shares of Parent Common Stock will be issued in the Merger. A Petrosearch stockholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by Double Eagle. A Petrosearch stockholder should generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder’s tax basis in the fractional share (IRS Revenue Procedure 66-365, 1966-2 C-B. and Revenue Procedure 77-41, 1977-2 C.B. 574). Any capital gain or loss will be long-term capital gain or loss if the Company Capital Stock exchanged was held

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by such stockholder as a capital asset for more than one year at the Effective Time of the Merger.

8.	Each holder of a Company Warrant that is assumed by Double Eagle at the Effective Time of the Merger should not recognize any gain or loss on the exchange of the Company Warrant solely for an Assumed Warrant. (Code Section 354(a)(1)).
SCOPE OF OPINION
The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby. We have assumed the accuracy of the representations made by Double Eagle and Petrosearch of which we have made no independent investigation.
Our opinion is based on case law, the Code, Treasury Regulations promulgated thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.
CONSENT
This opinion is being furnished to Double Eagle and Petrosearch and their respective stockholders in connection with the Merger for their benefit in connection therewith and may not be used or relied upon for any other purpose or by any other person and may not be circulated, quoted, or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the inclusion of this opinion and of the references to summaries of this opinion under the section entitled “Federal Income Tax Consequences” in that certain Registration Statement and joint proxy statement/prospectus filed on Form S-4 by Double Eagle and Petrosearch in connection with the Merger.
Sincerely,
/s/ Patton Boggs LLP
PATTON BOGGS LLP
BJF/SPC